Exhibit 1.04

Investor Relations	Media Relations
Monish Bahl CDC Corporation (678) 259-8510 monishbahl@cdcsoftware.com	Lorretta Gasper CDC Software (678) 259-8631 lgasper@cdcsoftware.com

CDC Software Reports 21 Percent and 45 Percent Increases in Adjusted EBITDA for the Second Quarter and First Six Months of 2009 Compared to Same Periods in 2008

Company Achieves a 10 Percent Improvement in License Sales in Second Quarter Compared to the First Quarter of 2009 and Operating Cash Flow of $15.2 million in the Second Quarter of 2009

HONG KONG, ATLANTA, August 18, 2009—CDC Software Corporation (NASDAQ: CDCS), a global provider of a broad suite of scalable enterprise software applications to customers in select industries today announced its financial results for the quarter ended June 30, 2009. For the second quarter of 2009, revenue and Adjusted EBITDA(a) were (U.S.)$50.6 million and (U.S.)$13.7 million, respectively. This compares to revenue and Adjusted EBITDA of (U.S.)$66.8 million and (U.S.)$11.3 million, respectively, for the second quarter of 2008. CDC Software also increased its operating cash flow in the second quarter of 2009 to (U.S.)$15.2 million compared to (U.S.)$3.7 million in the same period last year, representing a 311 percent improvement.

For the second quarter of 2009, GAAP net income was (U.S.)$5.9 million, compared to a loss of (U.S.)$241,000 for the same quarter last year. Earnings per share for the second quarter of 2009 were (U.S.)$0.20.

For the six months ended June 30, 2009, CDC Software reported revenue of (U.S.)$101.0 million, Adjusted EBITDA of (U.S.)$26.4 million and GAAP net income of (U.S.)$9.9 million, compared to (U.S.)$126.0 million in revenue, (U.S.)$18.3 million in Adjusted EBITDA and a net loss of (U.S.)$277,000 for the comparable six months of 2008. For the six months ended June 30, 2009, basic and diluted earnings per share were (U.S.)$0.34.

“We are pleased to report strong results for the second quarter of 2009,” said Peter Yip, CEO of CDC Software. “In the second quarter of 2009, we were able to increase Adjusted EBITDA by 21 percent compared to the second quarter of 2008 and our Adjusted EBITDA margin, as a percentage of revenue, increased ten percentage points from 17 percent to 27 percent, primarily through our efforts to strategically realign operations and position the Company as a scalable platform. We have also improved our Day sales outstanding (DSOs) to 89 days from last quarter’s 99 days. Over the past several quarters, we have taken proactive steps to improve operational efficiencies and leverage our offshore product engineering centers in India and China. In addition, in the second quarter of 2009, we saw a 10 percent increase in license sales as compared to the first quarter of 2009.

“We were also pleased that we recently completed the successful IPO of CDC Software, as this was a critical milestone in helping the Company expand its brand and fund its acquisition and global growth initiatives,” said Bruce Cameron, President of CDC Software. “We look forward to working with new investors who are particularly interested in a pure-play software company with a compelling global presence and a scalable platform for growth, both organically and through acquisitions. With the IPO proceeds, CDC Software has significant cash to fund its growth initiatives.”

In the second quarter of 2009, total revenue was (U.S.)$50.6 million compared to revenue of (U.S.)$66.8 million in the second quarter of 2008. Foreign currency fluctuations negatively impacted revenues by approximately (U.S.)$5.0 million in the second quarter of 2009 compared to the second quarter of 2008. During the second quarter, license sales represented 15 percent, maintenance 49 percent, services 34 percent and hardware 2 percent, of total revenue.

License sales declined to (U.S.)$7.8 million compared to (U.S.)$13.7 million in the second quarter of 2008. However, licenses sales increased 10 percent in the second quarter of 2009 compared to the first quarter of 2009. Maintenance revenue in the second quarter increased to (U.S.)$24.8 million compared to (U.S.)$24.2 million in the first quarter of 2009. Further, CDC Software continued to enjoy a maintenance retention rate of approximately 90 percent. In the second quarter, CDC Software won (U.S.)$867,000 through its maintenance win-back program. Since the beginning of this program, CDC Software has won back more than (U.S.)$1.9 million in maintenance revenue. Professional services revenues in the quarter were (U.S.)$17.3 million while hardware sales were (U.S.)$0.7 million.

Adjusted EBITDA margin in the second quarter of 2009 was 27 percent compared to 17 percent in the same quarter last year. GAAP net income margin was 12 percent in the second quarter of 2009 compared to a loss in the second quarter of 2008. Sequentially, gross margin improved by 1 percentage point up to 53 percent during the second quarter of 2009. CDC Software continued to experience healthy license and maintenance gross margins during the second quarter of 2009. The Company believes that its improvement in operating expenses allowed it to generate significantly improved GAAP Net Income for the period.

Operating cash flow in the second quarter of 2009 was (U.S.)$15.2 million compared to (U.S.)$3.7 million in the same period last year. DSOs in the second quarter was 89 days, compared to 99 days for Q1 2009. Accounts receivable as of June 30, 2009 was (U.S.)$42.0 million, down from (U.S.)$53.0 million as of December 31, 2008. Deferred revenue as of June 30, 2009 was (U.S.)$53.4 million, down slightly from (U.S.)$54.5 million as of December 31, 2008.

CDC Software believes that it has positioned itself as a platform for growth both through acquisitions and organically, given its scalable infrastructure. This business and technology platform includes leveraging its global sales and marketing engine, using its lower cost, high quality offshore development centers in India and China, as well as back office support. The Company believes this type of infrastructure can promote and facilitate acquisitions and improve operating leverage. As such, CDC Software has developed a pipeline of acquisition targets which it may pursue in the next several quarters. The Company hopes to complete its previously-announced acquisition of WKD Solutions Ltd. (Categoric), which is subject to several closing conditions, including the receipt of approval from our board of directors and the successful completion of due diligence, during the third quarter of 2009. Categoric is a provider of supply chain event management solutions.

Revenue for CDC Software during the second quarter of 2009 was geographically distributed, with the Americas contributing about 50 percent of the total, and the rest of the world contributing about 50 percent. Notably, CDC Software’s Asia/Pacific operations saw license sales grow from 14 percent of total license sales in the first quarter of 2009 to 23 percent in the second quarter of 2009.

CRM solutions accounted for the largest share of license sales in the second quarter of 2009. Direct sales accounted for 76 percent of total revenue in the second quarter of 2009, while channel sales accounted for 24 percent. Currently, CDC has more than 58 sales executives dedicated to direct sales.

Of the top 10 license deals in the second quarter, CDC Software reported sales from a balanced mix of vertical industries that included Food & Beverage, Manufacturing, Healthcare, Retail, Government and Financial Services.

Further, during the second quarter of 2009, CDC Software added a total of 45 new customers and signed upgrade and expansion agreements with 233 enterprise software customers. New customers accounted for 16 percent of total software license revenue during the quarter and included Aguas de Mondariz, Fullerton Investment & Credit Guarantee, Co. Ltd, Pfizer Investment Corp., Ltd., RIMAC, Shanghai Bertelsmann Commercial Services Co., Ltd., Tenneco Automotive China Co. Ltd. and Tree Top Foods.

Repeat business with existing customers accounted for 84 percent of total software license revenue for the second quarter of 2009. Customers with expanded and repeat business during the quarter included Cardo Group Asia Pacific Pte, Heng An Standard Life Insurance Co., Red Gold, Shanghai Roche Pharmaceuticals Ltd., SKF Investment Consultancy Co., Smart Balance, SODEXCO Management Services, Staubli Mechatronic Co., and Sudzucker, Urbaser.

During the second quarter of 2009, CDC Software also introduced new products and version upgrades for its core ERP, Supply Chain Management and CRM applications. During the quarter, the Company released new versions of the following solutions:

•	CDC Pivotal CRM 6.0.3 and 6.0.4

•	CDC Ross ERP Version 6.3.3, Ross EPM version 6.3, Ross ECM version 6.3, and Ross Mobile for Blackberry smartphones

•	CDC Factory Version 5.4

•	CDC Respond Version 3.7.3 and new application Respond Analytics

•	CDC Supply Chain cSuite version 10.3, Supplier Collaboration Version 2.1, Activity Based Costing Version 5.2

Overall, through its offshore infrastructure as well as its agile development methodology, CDC Software has been able to significantly accelerate the rate of new product releases.

Recent highlights included:

•	CDC Pivotal CRM 6.0 was honored as 2009 Microsoft Worldwide Partner Conference award winner in Information Worker Solutions, Office Solutions Development.

•	Tree Tops, one of the leading processors of apple products, plans to implement CDC Factory at its entire five plant network.

“While the third quarter, traditionally, is slow due to the long holidays in certain international markets, we currently have a larger sales pipeline than we have had in the last four sequential quarters,” noted Yip. “In the first month of Q3 2009, we saw a slight improvement in license sales compared to the same period in Q2 2009. CDC Software currently has a customer base of over 6,000 customers. We believe that we have only begun our cross-selling initiatives into this installed base and that this represents a significant opportunity for organic growth. With the successful completion of our IPO, we believe that CDC Software is well-positioned to continue its Adjusted EBITDA growth and to expand through organic growth and acquisitions. Furthermore, if we do see continued improvement in the economy, we believe we are well-positioned to take advantage of market opportunities. We remain cautiously optimistically on our third quarter outlook and beyond.”

Guidance

CDC Software offers the following guidance for 2009, based upon preliminary financial results, information and estimates:

•	2009 Revenue: (U.S.)$197 – $200 million

•	2009 GAAP Net Income: (U.S.)$15 – $18 million

•	2009 Adjusted EBITDA: (U.S.)$48 – $50 million

Conference Call

The Company’s senior management will host a conference call for financial analysts and investors, Tuesday, August 18, 2009 at 8 am EDT.

USA-based Toll Free Number: +1 (866) 903-3296

International: +1 (706) 643-6263

Pass code: 23712966

Call Leader: Monish Bahl

This call is being webcast by CCBN and can be accessed at CDC Software’s corporate web site at www.cdcsoftware.com.

The webcast is also being distributed over CCBN’s Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN’s individual investor center at www.fulldisclosure.com or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com).

Instant Replay

For those unable to call in, a digital instant replay will be available after the call until Sept. 1, 2009. U.S. based Toll Free Number: +1 800 642 1687, U.S.-based Toll Number: +1 706 645 9291 Passcode or PIN #: 23712966

(a) Adjusted Financial Measures

This press release includes Adjusted EBITDA and Adjusted EBITDA Margin, which is not prepared in accordance with GAAP (“Non-GAAP Financial Measures”). Non-GAAP Financial Measures are not alternatives for measures such as net income, earnings per share and cash and cash equivalents prepared under generally accepted accounting principles in the United States (“GAAP”). These Non-GAAP Financial measures may also be different from non-GAAP measures used by other companies. Non-GAAP Financial Measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.

Investors should be aware that these Non-GAAP Financial Measures have inherent limitations, including their variance from certain of the financial measurement principals underlying GAAP, should not be considered as a replacement for GAAP performance measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These supplemental Non-GAAP Financial Measures should not be construed as an inference that the Company’s future results will be unaffected by similar adjustments to net earnings determined in accordance with GAAP. Reconciliations of Non-GAAP Financial Measures to GAAP are provided herein immediately following the financial statements included in this press release.

SFAS 160 Adoption

As of January 2009, the Company adopted SFAS 160, Non-controlling Interests in Consolidated Financial Statements. After the adoption of SFAS 160, net income (loss) is now referred to as net income (loss) attributable to controlling interest on the consolidated statement of operations.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a provider of enterprise software solutions and services designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes: CDC Factory (Enterprise Manufacturing Intelligence)), CDC Ross ERP (enterprise resource planning) and CDC SCM (supply chain management), e-M-Power (discrete manufacturing), CDC Supply Chain (supply chain management, warehouse management and order management), Pivotal CRM and Saratoga CRM (customer relationship management), CDC MarketFirst (marketing automation and lead management), CDC Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, CDC HRM (human resources) and business analytics solutions.

These industry-specific solutions are used by customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. CDC Software also offers a comprehensive portfolio of services that span the life cycle of its software applications. For more information, please visit www.cdcsoftware.com.

About CDC Corporation

The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Global Services focused on IT consulting services, outsourced application development and IT staffing, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our beliefs regarding our strategic realignment of our operations and the utility of our platform strategy, our beliefs regarding our strategies, the effects thereof and the reasons for changes in our financial results and achievements, our beliefs regarding any preliminary results or indications for the third quarter of 2009, our beliefs regarding our business and financial decisions and the benefits and effects thereof, our beliefs about our products, as well as the characteristics and potential benefits and uses thereof ,our beliefs regarding the sufficiency of our cash to fund our growth initiatives, our beliefs regarding our strategic position as a platform for growth both acquisitions and organically, our beliefs regarding our scalable infrastructure, our beliefs regarding our ability to leverage our global sales and marketing engine, using our lower cost, high quality offshore development centers in India and China, and our back office support systems, our beliefs regarding the benefits of our infrastructure, our beliefs regarding our acquisition pipeline and our execution of acquisitions or other transactions, our beliefs regarding seasonal fluctuations in our sales and our expectations regarding future sales performance, our beliefs regarding our cross-selling efforts and the potential associated with them, our beliefs regarding our strategic position for growth and expansion, our expectations and estimates regarding our financial performance for future periods and 2009, including revenue, GAAP net income and Adjusted EBITDA, our beliefs regarding CDC Software bookings of license revenues and pipeline of sales opportunities, our beliefs regarding our metrics and leading indicators, our expectations about improvements in certain financial measures at CDC Software and the continuation of sales trends for certain CDC Software products, the recurring nature of certain revenue streams and the potential benefits of certain of our products to users, our beliefs regarding our establishment of a platform for growth and expansion, our expectations regarding our ability to continue to generate positive cash flows from operations, our beliefs regarding our current and future strategic, business and financial position, including the sufficiency of our cash and cash equivalents, our beliefs regarding customer implementations, our beliefs regarding the composition of our revenues and the recurring or non-recurring nature thereof, our beliefs regarding customer preferences and market trends, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations in our companies; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the ability to develop and market successful products and services; (f) the entry of new competitors and their technological advances; (g) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (h) the possibility of development or deployment difficulties or delays; (i) the dependence on customer satisfaction with the company’s games, software products and services; (j) continued commitment to the deployment of the products, including enterprise software solutions; (k) risks involved in developing software solutions and integrating them with third-party software and services; (l) the continued ability of the company’s products and services to address client-specific requirements; (m) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; and (n) the ability of staff to operate the enterprise software and extract and utilize information from the company’s products and services. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Also, the results and benefits experienced by customers and users set forth in this press release may differ from those of other users and customers. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, and those of our ultimate parent company, CDC Corporation. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.

CDC Software Reports 21 Percent and 45 Percent Increases in Adjusted EBITDA for the Second Quarter and First Six Months of 2009 Compared to Same Periods in 2008

CDC Software

Unaudited Combined Balance Sheets

(Amounts in thousands of U.S. dollars except share and per share data)

	December 31, 2008	June 30, 2009
ASSETS
Current assets:
Cash and cash equivalents	$27,341	$20,589
Restricted cash	3,677	498
Accounts receivable (net of allowance of $4,644 and $4,367 at December 31, 2008 and June 30, 2009, respectively)	53,014	41,970
Receivable from Parent	—	15,481
Prepayments and other current assets	7,333	9,955
Deferred tax assets	7,089	7,089

Total current assets	98,454	95,582
Property and equipment, net	5,711	5,063
Goodwill	135,987	136,946
Intangible assets	72,907	66,012
Deferred tax assets	32,664	33,565
Note receivable due from related parties	600	597
Investment in cost method investees	740	775
Other assets	1,218	1,562

Total assets	$348,281	$340,102

LIABILITIES AND INVESTED EQUITY
Current liabilities:
Accounts payable	$10,429	$11,298
Purchase consideration payables	355	147
Income tax payable	2,259	6,057
Short-term bank loans	5,876	5,687
Short-term loan from Parent	19,530	—
Accrued liabilities	23,578	19,816
Restructuring accruals, current portion	1,974	1,851
Deferred revenue	54,507	53,367

CDC Software Reports 21 Percent and 45 Percent Increases in Adjusted EBITDA for the Second Quarter and First Six Months of 2009 Compared to Same Periods in 2008

Deferred tax liabilities	351	435

Total current liabilities	118,859	98,658
Deferred tax liabilities	25,460	25,492
Restructuring accruals, net of current portion	239	34
Other liabilities	8,599	8,712

Total liabilities	153,157	132,896
Contingencies and commitments
Shareholders’ equity:
Class A ordinary shares, $0.001 par value; 50,000,000 shares authorized; 4,800,000 shares issued and outstanding	—	—
Class B ordinary shares, $0.001 par value; 27,000,000 shares authorized; 24,200,000 shares issued and outstanding	—	—
Additional paid in capital	—	—
Equity investment	203,817	204,199
Accumulated deficit	(5,430)	4,518
Accumulated other comprehensive loss	(3,580)	(1,753)

Total shareholders’ equity	194,807	206,964
Noncontrolling interest	317	242

Total equity	195,124	207,206

Total liabilities and equity	$348,281	$340,102

CDC Software

Unaudited Combined Statement of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended
	March 31, 2009	June 30, 2009
REVENUE:
Licenses (including royalties from related parties of $242 and $145 respectively)	$7,129	$7,826
Maintenance (including royalties from related parties of $86 and $54 respectively)	24,198	24,820
Professional services	18,681	17,304
Hardware	345	659

Total revenue	50,353	50,609

CDC Software Reports 21 Percent and 45 Percent Increases in Adjusted EBITDA for the Second Quarter and First Six Months of 2009 Compared to Same Periods in 2008

COST OF REVENUE:
Licenses	4,578	4,935
Maintenance	3,542	3,678
Professional services	15,818	14,455
Hardware	239	637

Total cost of revenue	24,177	23,705

Gross profit	26,176	26,904
Gross margin %	52%	53%
OPERATING EXPENSES:
Sales and marketing expenses	7,653	8,420
Research and development expenses	4,531	4,176
General and administrative expenses	9,077	7,854
General and administrative expenses allocated to Parent	(2,861)	(2,723)
Exchange (gain) loss on deferred tax assets	228	(1,417)
Amortization expenses	1,259	1,029
Restructuring and other charges	431	844

Total operating expenses	20,318	18,183

Operating income	5,858	8,721
Operating margin %	12%	17%
Other income (loss), net	144	(269)

Income before income taxes	6,002	8,452
Income tax expense	(2,003)	(2,553)

Net income	3,999	5,899
Net loss attributable to noncontrolling interest	49	1

Net income attributable to controlling interest	$4,048	$5,900

Unaudited pro forma information (1):
Net income attributable to controlling interest per class A ordinary share - basic and diluted	$0.14	$0.20

Net income attributable to controlling interest per class B ordinary share - basic and diluted	$0.14	$0.20

CDC Software Reports 21 Percent and 45 Percent Increases in Adjusted EBITDA for the Second Quarter and First Six Months of 2009 Compared to Same Periods in 2008

Weighted average shares of class A outstanding - basic and diluted	4,800,000	4,800,000

Weighted average shares of class B outstanding - basic and diluted	24,200,000	24,200,000

Total weighted average shares - basic and diluted	29,000,000	29,000,000

(1)	Unaudited pro forma basic and diluted earnings per share are presented after giving effect to the recapitalization and issuance of 29,000,000 shares upon the effectiveness of the registration statement in August 2009.

CDC Software

Unaudited Combined Statement of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended June 30,
	2008	2009
REVENUE:
Licenses (including royalties from related parties of $165 and $145, respectively)	$13,720	$7,826
Maintenance (including royalties from related parties of $53 and $54, respectively)	26,805	24,820
Professional services	25,366	17,304
Hardware	861	659

Total revenue	66,752	50,609
COST OF REVENUE:
Licenses	5,223	4,935
Maintenance	4,132	3,678
Professional services	19,211	14,455
Hardware	595	637

Total cost of revenue	29,161	23,705

Gross profit	37,591	26,904
Gross margin %	56%	53%
OPERATING EXPENSES:
Sales and marketing expenses	15,083	8,420
Research and development expenses	6,931	4,176
General and administrative expenses	13,026	7,854
General and administrative expenses allocated to Parent	(3,613)	(2,723)
Exchange gain on deferred tax assets	(75)	(1,417)
Amortization expenses	1,742	1,029

CDC Software Reports 21 Percent and 45 Percent Increases in Adjusted EBITDA for the Second Quarter and First Six Months of 2009 Compared to Same Periods in 2008

Restructuring and other charges	3,040	844

Total operating expenses	36,134	18,183

Operating income	1,457	8,721
Operating margin %	2%	17%
Other income (loss), net	306	(269)

Income before income taxes	1,763	8,452
Income tax expense	(2,034)	(2,553)

Net income (loss)	(271)	5,899
Net loss attributable to noncontrolling interest	30	1

Net income (loss) attributable to controlling interest	$(241)	$5,900

Unaudited pro forma information (1):
Net income attributable to controlling interest per class A ordinary share - basic and diluted		$0.20

Net income attributable to controlling interest per class B ordinary share - basic and diluted		$0.20

Weighted average shares of class A outstanding - basic and diluted		4,800,000

Weighted average shares of class B outstanding - basic and diluted		24,200,000

Total weighted average shares - basic and diluted		29,000,000

(1)	Unaudited pro forma basic and diluted earnings per share are presented after giving effect to the recapitalization and issuance of 29,000,000 shares upon the effectiveness of the registration statement in August 2009.

CDC Software

Unaudited Combined Statement of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

	Six months ended June 30,
	2008	2009
REVENUE:
Licenses (including royalties from related parties of $434 and $387, respectively)	$24,133	$14,956

CDC Software Reports 21 Percent and 45 Percent Increases in Adjusted EBITDA for the Second Quarter and First Six Months of 2009 Compared to Same Periods in 2008

Maintenance (including royalties from related parties of $81 and $141, respectively)	52,368	49,018
Professional services	47,759	35,984
Hardware	1,718	1,004

Total revenue	125,978	100,962
COST OF REVENUE:
Licenses	9,778	9,513
Maintenance	8,090	7,220
Professional services	37,997	30,273
Hardware	1,312	876

Total cost of revenue	57,177	47,882

Gross profit	68,801	53,080
Gross margin %	55%	53%
OPERATING EXPENSES:
Sales and marketing expenses	30,699	16,073
Research and development expenses	12,965	8,707
General and administrative expenses	23,443	16,931
General and administrative expenses allocated to Parent	(6,688)	(5,584)
Exchange (gain) loss on deferred tax assets	431	(1,189)
Amortization expenses	3,349	2,288
Restructuring and other charges	3,142	1,275

Total operating expenses	67,341	38,501

Operating income	1,460	14,579
Operating margin %	1%	14%
Other income (loss), net	502	(125)

Income before income taxes	1,962	14,454
Income tax expense	(2,276)	(4,556)

Net income (loss)	(314)	9,898
Net loss attributable to noncontrolling interest	37	50

Net income (loss) attributable to controlling interest	$(277)	$9,948

CDC Software Reports 21 Percent and 45 Percent Increases in Adjusted EBITDA for the Second Quarter and First Six Months of 2009 Compared to Same Periods in 2008

Unaudited pro forma information (1):
Net income attributable to controlling interest per class A ordinary share - basic and diluted	$0.34

Net income attributable to controlling interest per class B ordinary share - basic and diluted	$0.34

Weighted average shares of class A outstanding - basic and diluted	4,800,000

Weighted average shares of class B outstanding - basic and diluted	24,200,000

Total weighted average shares - basic and diluted	29,000,000

(1)	Unaudited pro forma basic and diluted earnings per share are presented after giving effect to the recapitalization and issuance of 29,000,000 shares upon the effectiveness of the registration statement in August 2009.

CDC Software

Unaudited Combined Statement of Cash Flow

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended
	March 31, 2009	June 30, 2009
OPERATING ACTIVITIES:
Net income	$3,999	$5,899
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	823	783
Amortization expense	5,151	4,572
Provision for bad debt	236	338
Stock compensation expenses	181	201
Deferred income tax provision	—	(7)
Exchange (gain) loss on deferred tax assets	228	(1,417)
Loss on disposal of property and equipment	—	92
Accrued interest income from Parent	(72)	188
Interest income received on restricted cash	(28)	(31)
Changes in operating assets and liabilities:		—
Accounts receivable	2,135	9,005
Deposits, prepayments and other receivables	(440)	(2,077)
Other assets	(125)	(141)
Accounts payable	400	369
Income tax payable	1,487	2,281

CDC Software Reports 21 Percent and 45 Percent Increases in Adjusted EBITDA for the Second Quarter and First Six Months of 2009 Compared to Same Periods in 2008

Accrued liabilities	(1,125)	(3,234)
Deferred revenue	(573)	(1,329)
Other liabilities	258	(279)

Net cash provided by operating activities	12,535	15,213

INVESTING ACTIVITIES:
Purchases of property and equipment	(398)	(289)
Capitalized software	(892)	(1,203)
Investment in cost method investees (franchise partners)	(38)	—
Decrease in restricted cash	—	3,220

Net cash provided (used) in investing activities	(1,328)	1,728

FINANCING ACTIVITIES:
Borrowings on loan from Parent	162	—
Payments on loan from Parent	(20,710)	(14,447)
Short-term borrowings (payments)	(188)	309
Payments for capital lease obligations	(85)	(280)

Net cash used by financing activities	(20,821)	(14,418)

Effect of exchange differences on cash	(281)	620

Net increase (decrease) in cash and cash equivalents	(9,895)	3,143
Cash at beginning of period	27,341	17,446

Cash at end of period	$17,446	$20,589

CDC Software

Unaudited Combined Statement of Cash Flow

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2008	2009	2008		2009
OPERATING ACTIVITIES:
Net income (loss)	$(271)	$5,899	$(314	)$	9,898
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	1,090	783	2,204		1,606
Amortization expense	5,362	4,572	10,227		9,723
Provision for bad debt	1,205	338	1,165		574

CDC Software Reports 21 Percent and 45 Percent Increases in Adjusted EBITDA for the Second Quarter and First Six Months of 2009 Compared to Same Periods in 2008

Stock compensation expenses	445	201	789	382
Deferred income tax provision	1,662	(7)	1,780	(7)
Exchange (gain) loss on deferred tax assets	(75)	(1,417)	431	(1,189)
Loss (gain) on disposal of property and equipment	(17)	92	(17)	92
Accrued interest income from Parent	(160)	188	(320)	116
Interest income received on restricted cash	—	(31)	—	(59)
Changes in operating assets and liabilities:
Accounts receivable	2,605	9,005	8,919	11,140
Note receivable due from franchise partners	(335)	—	(335)	—
Deposits, prepayments and other receivables	746	(2,077)	1,898	(2,517)
Other assets	1,298	(141)	499	(266)
Accounts payable	(2,850)	369	(3,755)	769
Income tax payable	18	2,281	(421)	3,768
Accrued liabilities	2,312	(3,234)	(1,774)	(4,359)
Deferred revenue	(6,085)	(1,329)	(1,544)	(1,902)
Other liabilities	(3,236)	(279)	76	(21)

Net cash provided by operating activities	3,714	15,213	19,508	27,748

INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	—	—	(39)	—
Payment for prior year acquisitions	70	—	70	—
Purchases of property and equipment	(1,162)	(289)	(1,562)	(687)
Capitalized software	(2,385)	(1,203)	(5,284)	(2,095)
Investment in cost method investees (franchise partners)	85	—	(105)	(38)
Decrease in restricted cash	—	3,220	—	3,220

Net cash provided (used) in investing activities	(3,392)	1,728	(6,920)	400

FINANCING ACTIVITIES:
Borrowings on loan from Parent	—	—	—	162
Payments on loan from Parent	(6,761)	(14,447)	(15,608)	(35,157)
Short-term borrowings	5,774	309	5,038	121
Payments for capital lease obligations	—	(280)	—	(365)

Net cash used by financing activities	(987)	(14,418)	(10,570)	(35,239)

Effect of exchange differences on cash	(351)	620	667	339

Net increase (decrease) in cash and cash equivalents	(1,016)	3,143	2,685	(6,752)
Cash at beginning of period	27,358	17,446	23,657	27,341

Cash at end of period	$26,342	$20,589	$26,342	$20,589

CDC Software Reports 21 Percent and 45 Percent Increases in Adjusted EBITDA for the Second Quarter and First Six Months of 2009 Compared to Same Periods in 2008

CDC Software

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	Three months ended
	March 31, 2009	June 30, 2009
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating income from continuing operations	$5,858	$8,720
Add back restructuring and other charges	431	844
Add back depreciation expense	823	783
Add back amortization expense	1,259	1,029
Add back amortization expense included in cost of revenue	3,892	3,544
Add back stock compensation expenses	181	201
Add back exchange (gain) loss on deferred taxes	228	(1,418)

Adjusted EBITDA from continuing operations (1)	$12,672	$13,703

Adjusted EBITDA margin %	25%	27%

(1)	Adjusted EBITDA does not include the adjustment related to capitalized software costs which are credited against research and development expenses in our consolidated statement of operations. Below is a summary of capitalized software credits for the three months ended March 31 and June 30:

	Three months ended
	March 31, 2009	June 30, 2009
Capitalized software credits	$(892)	$(1,203)

CDC Software Reports 21 Percent and 45 Percent Increases in Adjusted EBITDA for the Second Quarter and First Six Months of 2009 Compared to Same Periods in 2008

CDC Software

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA

(Amounts in thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2009	2008	2009
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operating income from continuing operations	$1,457	$8,721	$1,460	$14,579
Add back restructuring and other charges	3,040	844	3,141	1,275
Add back depreciation expense	1,090	783	2,204	1,606
Add back amortization expense	1,742	1,028	3,349	2,288
Add back amortization expense included in cost of revenue	3,620	3,544	6,878	7,435
Add back stock compensation expenses	445	201	789	382
Add back exchange (gain) loss on deferred taxes	(75)	(1,417)	431	(1,189)

Adjusted EBITDA from continuing operations (1)	$11,319	$13,704	$18,252	$26,376

Adjusted EBITDA margin %	17%	27%	14%	26%

(1)	Adjusted EBITDA does not include the adjustment related to capitalized software costs which are credited against research and development expenses in our consolidated statement of operations. Below is a summary of capitalized software credits for the three months and six months ended June 30:

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2009	2008	2009
Capitalized software credits	$(2,385)	$(1,203)	$(5,284)	$(2,095)